Via Facsimile and U.S. Mail
Mail Stop 4720

August 11, 2009

Mr. Yan Tsang
Super Luck, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

>   **Re: Super Luck, Inc.**
>   **Form 10-K for the year ending November 30, 2008**
>   **File Number: 0-51817**

Dear Mr. Tsang:

   We have reviewed your filing and have the following comment. We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the year ended November 30, 2008

1. You state that you will receive 70% of the sales revenue that CHML generates through its sales of the AIDS Medication Capsule. You received your rights via the agreements with CHML at no cost. You also state that your CEO owns 100% of the equity interest of CHML and is the sole director. Your CEO also owns 70% of the company. Please provide us an analysis under FIN 46R explaining why CHML is not consolidated including why you do not believe you are the primary beneficiary of CHML.

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Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant